# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Heartflow, Inc., CIK 0001464521
CUSIP: 42238D107
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 331 E EVELYN AVENUE, MOUNTAIN VIEW, California (CA), 94041
Date of event which requires filing of this statement: 03/24/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001519462

## Reporting persons
- HealthCor Partners Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,082,014; sole dispositive power 0; shared dispositive power 2,082,014; aggregate amount beneficially owned 2,082,014 (2.4% of the class)
- HealthCor Partners Fund LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,248,939; sole dispositive power 0; shared dispositive power 1,248,939; aggregate amount beneficially owned 1,248,939 (1.5% of the class)
  Comment: PRIVATE FUND MANAGED BY HEALTHCOR PARTNERS MANAGEMENT, LP
- HealthCor Partners Fund II, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 833,075; sole dispositive power 0; shared dispositive power 833,075; aggregate amount beneficially owned 833,075 (1% of the class)
  Comment: PRIVATE FUND MANAGED BY HEALTHCOR PARTNERS MANAGEMENT LP

## Item 1. Issuer
Name of issuer: Heartflow, Inc.
Address of issuer's principal executive offices: 331 E EVELYN AVENUE, MOUNTAIN VIEW, CALIFORNIA, 94041

## Item 2. Person Filing
Name of person filing:
HEALTHCOR PARTNERS MANAGEMENT, LP
HEALTHCOR PARTNERS FUND, L.P.
HEALTHCOR PARNERS FUND II, L.P.
Address of principal business office or, if none, residence:
C/O HEALTHCOR PARTNERS MANAGEMENT, L.P.
186 SEVEN FARMS DRIVE, SUITE F-371
DANIEL ISLAND, SOUTH CAROLINA 29492
Citizenship:
HEALTHCOR PARTNERS MANAGEMENT, LP - DELAWARE
HEALTHCOR PARTNERS FUND, L.P. - DELAWARE
HEALTHCOR PARNERS FUND II, L.P. - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
HEALTHCOR PARTNERS MANAGEMENT, LP - 2,082,014 (BENEFICIALLY OWNED DUE TO MANAGING THE TWO FUNDS BELOW.)
HEALTHCOR PARTNERS FUND, L.P. - 1,248,939 SHARES
HEALTHCOR PARNERS FUND II, L.P. - 833,075 SHARES
PRIOR TO THE DISTRIBUTION OF HCPCIV 1, LLC DISTRIBUTION OF THE FUND'S 4,615,542 SHARES, HEALTHCOR PARTNERS MANAGMENET, LP HELD 6,697,556 SHARES.
Percent of class:
HEALTHCOR PARTNERS MANAGEMENT, LP - 2.4%
HEALTHCOR PARTNERS FUND, L.P. - 1.5%
HEALTHCOR PARNERS FUND II, L.P. - 1%
PRIOR TO THE DISTRIBUTION OF HCPCIV 1, LLC DISTRIBUTION OF THE FUND'S 4,615,542 SHARES, HEALTHCOR PARTNERS MANAGMENET, LP HELD 7.8% OF SHARE CLASS.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
HEALTHCOR PARTNERS MANAGEMENT, LP - SHARED POWER TO VOTE 2,082,014 WITH THE FUNDS LISTED BELOW
HEALTHCOR PARTNERS FUND, L.P. - 1,248,939 SHARES
HEALTHCOR PARNERS FUND II, L.P. - 833,075 SHARES
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
HEALTHCOR PARTNERS MANAGEMENT, LP - SHARED POWER TO DISPOSE OF 2,082,014 WITH THE FUNDS LISTED BELOW
HEALTHCOR PARTNERS FUND, L.P. - 1,248,939 SHARES
HEALTHCOR PARNERS FUND II, L.P. - 833,075 SHARES
HCPCIV 1, LLC DISTRIBUTED 4,615,542 SHARES TO FUND INVESTORS ON MARCH 24, 2026

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HealthCor Partners Management LP: ELIZABETH M. LILLEY, CHIEF COMPLIANCE OFFICER (03/31/2026)
- HealthCor Partners Fund LP: ELIZABETH M. LILLEY, CHIEF COMPLIANCE OFFICER (03/31/2026)
- HealthCor Partners Fund II, L.P.: ELIZABETH M. LILLEY, CHIEF COMPLIANCE OFFICER (03/31/2026)